UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

RINGCENTRAL, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76680R206

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) VLADIMIR SHMUNIS
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 20,291 (1)
	6	Shared voting power 5,553,286 (2)(4)(5)
	7	Sole dispositive power 20,291 (1)
	8	Shared dispositive power 5,612,286 (2)(3)(4)(5)

9.	Aggregate amount beneficially owned by each reporting person 5,632,577 (1)(2)(3)(4)(5)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.3% (4)(5)(6)
12.	Type of reporting person (see instructions) IN

(1)	Consists of 20,291 shares of Class A Common Stock subject to a restricted stock agreement that are scheduled to vest within 60 days of December 31, 2021.
(2)	Consists of (i) 5,506,618 shares of Class B Common Stock and (ii) 46,668 shares of Class A Common Stock.
(3)	Consists of 59,000 shares of Class A Common Stock.
(4)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(5)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(6)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,335,357 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, and (iii) 20,291 shares of Class A Common Stock underlying restricted stock units subject to a restricted stock agreement that are scheduled to vest within 60 days of December 31, 2021. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SANDRA SHMUNIS
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,553,286 (1)(3)(4)
	7	Sole dispositive power 0
	8	Shared dispositive power 5,612,286 (1)(2)(3)(4)

9.	Aggregate amount beneficially owned by each reporting person 5,612,286 (1)(2)(3)(4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.2% (3)(4)(5)
12.	Type of reporting person (see instructions) IN

(1)	Consists of (i) 5,506,618 shares of Class B Common Stock and (ii) 46,668 shares of Class A Common Stock.
(2)	Consists of 59,000 shares of Class A Common Stock.
(3)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(4)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(5)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,335,357 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) 94-3375227 ELCA, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,505,344 (1)(2)(3)
	7	Sole dispositive power 0
	8	Shared dispositive power 5,505,344 (1)(2)(3)

9.	Aggregate amount beneficially owned by each reporting person 5,505,344 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.1% (2)(3)(4)
12.	Type of reporting person (see instructions) OO

(1)	Consists of 5,505,344 shares of Class B Common Stock.
(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,335,357 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) 94-3376941 ELCA FUND I, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,492,107 (1)(2)(3)
	7	Sole dispositive power 0
	8	Shared dispositive power 5,492,107 (1)(2)(3)

9.	Aggregate amount beneficially owned by each reporting person 5,492,107 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.1% (2)(3)(4)
12.	Type of reporting person (see instructions) PN

(1)	Consists of 5,492,107 shares of Class B Common Stock.
(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,335,357 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) 94-3376944 ELCA FUND II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,926 (1)(2)(3)
	7	Sole dispositive power 0
	8	Shared dispositive power 5,926 (1)(2)(3)

9.	Aggregate amount beneficially owned by each reporting person 5,926 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.0% (2)(3)(4)
12.	Type of reporting person (see instructions) PN

(1)	Consists of 5,926 shares of Class B Common Stock.
(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,335,357 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) 94-3376945 ELCA FUND III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,926 (1)(2)(3)
	7	Sole dispositive power 0
	8	Shared dispositive power 5,926 (1)(2)(3)

9.	Aggregate amount beneficially owned by each reporting person 5,926 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.0% (2)(3)(4)
12.	Type of reporting person (see instructions) PN

(1)	Consists of 5,926 shares of Class B Common Stock.
(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,335,357 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Vladimir G. Shmunis & Sandra Shmunis TR UA June 9, 1998 Shmunis Revocable Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 1,274 (1)(2)(3)
	7	Sole dispositive power 0
	8	Shared dispositive power 1,274 (1)(2)(3)

9.	Aggregate amount beneficially owned by each reporting person 1,274 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.0% (2)(3)(4)
12.	Type of reporting person (see instructions) OO

(1)	Consists of 1,274 shares of Class B Common Stock.
(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,335,357 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) 84-3809081 So Inclined Philanthropic Foundation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 46,668 (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 46,668 (1)

9.	Aggregate amount beneficially owned by each reporting person 46,668 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1% (2)
12.	Type of reporting person (see instructions) OO

(1)	Consists of 46,668 shares of Class A Common Stock.
(2)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) 84,335,357 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person.

CUSIP No. 76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) The Shmunis Family Generations Trust under agreement dated December 29, 2020
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 59,000 (1)
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 59,000 (1)

9.	Aggregate amount beneficially owned by each reporting person 59,000 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1% (2)
12.	Type of reporting person (see instructions) OO

(1)	Consists of 59,000 shares of Class A Common Stock.
(2)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) 84,335,357 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person.

Item 1.

(a)	Name of Issuer:

RingCentral, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

20 Davis Drive, Belmont, CA 94002

Item 2.

(a)	Name of Person Filing:

This Statement is filed by Mr. Vladimir Shmunis, the Issuer’s CEO and Chairman of the board of directors; Mrs. Sandra Shmunis, Mr. Shmunis’ wife; ELCA, LLC, a limited liability company (“ELCA LLC”); ELCA Fund I, L.P., a limited partnership (“ELCA I”); ELCA Fund II, L.P., a limited partnership (“ELCA II”); ELCA Fund III, L.P., a limited partnership (“ELCA III”); Vladimir G. Shmunis & Sandra Shmunis TR UA June 9, 1998 Shmunis Revocable Trust, a revocable living trust (“Trust”), So Inclined Philanthropic Foundation, a non-profit trust (“SIPF”) and The Shmunis Family Generations Trust under agreement dated December 29, 2020, a trust (“GST”).

Mr. Shmunis and Mrs. Shmunis are the managing members of ELCA LLC. ELCA LLC is the general partner of each of ELCA I, ELCA II and ELCA III. Mr. Shmunis and Mrs. Shmunis are the trustees of each of Trust and SIPF. Mr. Shmunis and Mrs. Shmunis are the investment trustees of GST. Each of Mr. Shmunis, Mrs. Shmunis, ELCA LLC, ELCA I, ELCA II, ELCA III, Trust, SIPF and GST are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The address and principal business office of each Reporting Person is:

c/o RingCentral, Inc., 20 Davis Drive, Belmont, CA 94002

(c)	Citizenship:

Mr. Shmunis and Mrs. Shmunis are each United States citizens. ELCA LLC, ELCA I, ELCA II and ELCA III are each organized under the laws of the State of California. Trust and SIPF are each organized under the laws of the State of Nevada.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

76680R206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by each Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Stock owned by such Reporting Person and (ii) calculating the percentages of the Class A Common Stock owned by such Reporting Person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 84,335,357 shares of Class A Common Stock and 9,969,478 shares of Class B Common Stock outstanding as of December 31, 2021.

The shares beneficially owned by ELCA LLC consist of 1,385 shares held of record by ELCA LLC in addition to the shares held of record by ELCA I and certain shares held of record by each of ELCA II and ELCA III. ELCA LLC and ELCA I may be deemed to be directly or indirectly controlled jointly by Mr. Shmunis, the Issuer’s CEO and Chairman of the board of directors, and Mrs. Shmunis, Mr. Shmunis’ wife. Certain of the shares held by ELCA II and ELCA III may be deemed to be directly or indirectly controlled jointly by Mr. Shmunis and Mrs. Shmunis. The shares beneficially owned by SIPF consist of 46,668 shares held of record by SIPF, and SIPF may be deemed to be directly or indirectly controlled jointly by Mr. Shmunis and Mrs. Shmunis, as co-trustees. The shares beneficially owned by Trust consist of 1,274 shares held of record by Trust, and Trust may be deemed to be directly or indirectly controlled jointly by Mr. Shmunis and Mrs. Shmunis, as co-trustees. The shares beneficially owned by GST consist of 59,000 shares held of record by GST, and Mr. Shmunis and Mrs. Shmunis, as co-investment trustees, may be deemed to have dispositive power over these shares. As a result, and by virtue of the relationships described, Mr. Shmunis and Mrs. Shmunis may be deemed to share voting and dispositive power with respect to the shares held by each of ELCA LLC, ELCA I, SIPF and Trust and certain shares held of record by each of ELCA II and ELCA III, and may be deemed to share dispositive power with respect to the shares held by GST.

The shares for which Mr. Shmunis has sole voting and dispositive power consist of 20,291 shares of Class A Common Stock underlying restricted stock units subject to a restricted stock agreement that are scheduled to vest within 60 days of December 31, 2021. Such shares are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Reporting Person	Amount Beneficially Owned Class A	Percent of Class A	Amount Beneficially Owned Class B	Percent of Class B	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Vladimir Shmunis	5,632,577	6.3%	5,506,618	55.2%	20,291	5,553,286	20,291	5,612,286
Sandra Shmunis	5,612,286	6.2%	5,506,618	55.2%	—	5,553,286	—	5,612,286
ELCA LLC	5,505,344	6.1%	5,505,344	55.2%	—	5,505,344	—	5,505,344
ELCA I	5,492,107	6.1%	5,492,107	55.1%	—	5,492,107	—	5,492,107
ELCA II	5,926	0.0%	5,926	0.1%	—	5,926	—	5,926
ELCA III	5,926	0.0%	5,926	0.1%	—	5,926	—	5,926
Trust	1,274	0.0%	1,274	0.0%	—	1,274	—	1,274
SIPF	46,668	0.1%	—	—	—	46,668	—	46,668
GST	59,000	0.1%	—	—	59,000	—	—	59,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2022

/s/ Vladimir Shmunis
Vladimir Shmunis

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 16, 2021).